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During the period ended August 31, 1997, the Fund adjusted the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the period ended August 31, 1997, amounts have been reclassified to reflect an increase in accumulated net realized loss on investments of $1,477, an increase in undistributed net investment income of $23,239, and a decrease in paid-in capital of $21,762.